Roth Capital Partners, LLC

888 San Clemente Drive

Newport Beach, CA  92660

March 15, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Heat Biologics, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-209079)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Roth Capital Partners, LLC and Aegis Capital Corporation, as the representatives of the several underwriters, hereby join in the request of the Company that the effective date of such registration statement be accelerated to 4:30 p.m. (New York time) on Thursday, March 17, 2016, or as soon thereafter as practicable.

In making this request the undersigned acknowledge that they are aware of their obligations under the Act as they relate to the public offering of securities pursuant to the registration statement.

Very truly yours,

ROTH CAPITAL PARTNERS, LLC
As the Representative of the several Underwriters

By:

/s/ Aaron M. Gurewitz

Name:

Aaron M. Gurewitz

Title:

Head of Equity Capital Markets

AEGIS CAPITAL CORPORATION

As the Representative of the several Underwriters

By:

/s/ David Bocchi

Name:

David Bocchi

Title:

Head of Investment Banking